SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A.
Publicly traded company
Taxpayer nr. 02.558.074/0001 -73 - Commercial Registry 35.3.0015879 -2

TCO IP S.A.
Publicly traded company
Taxpayer nr. 04.225.487/0001 -61 - Commercial Registry 53.3.0000641 -5

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly traded company
Taxpayer nr. 02.558.118/0001 -65 - Commercial Registry 31.3.0002535 -7

TELEMIG CELULAR S.A.
Publicly traded company
Taxpayer nr. 02.320.739/0001 -06 - Commercial Registry 31.3.0001299 -9

Notice to Shareholders

Vivo Participações S.A. (“Vivo Part.”) and TCO IP S.A. (“Offeror”) inform, with respect to the Voluntary Tender Offer for the acquisition of up to 1/3 of the preferred shares of TELEMIG CELULAR PARTICIPAÇÕES S.A. and TELEMIG CELULAR S.A. (“VTO”) the Notice of which was published at the newspapers Gazeta Mercantil and Valor Econômico on April 8, 2008 (“Notice”), that the head offices of the Offeror mentioned in the VTO Notice was transferred to the capital of the state of São Paulo, and is currently located at Av. Roque Petroni Junior, 1464, 6th floor, B - Part - Morumbi - São Paulo –SP, 04707-000, that is the same address of Vivo Part. All other information regarding the Offeror mentioned in the VTO Notice remains unchanged.

São Paulo April 25, 2008.
Ernesto Gardelliano
Investors Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.